UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Nova lifestyle inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

66979P300

(CUSIP Number)

January 23, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person
ATS Brand Sdn Bhd.
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or place of organization
Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
300,000
	6	Shared Voting Power
0
	7	Sole Dispositive Power
300,000
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
300,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row (9)
12.9% (1)
12	Type of Reporting Person
CO

(1)	Based on a total of 2,318,679 shares of Common Stock outstanding as of March 14, 2024, as reported by the Issuer to the Reporting Person.

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1	Name of Reporting Person
Ban Soon Hoe
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or place of organization
Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
300,000(2)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
300,000(2)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
300,000(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row (9)
12.9% (3)
12	Type of Reporting Person
IN

(2)	In his capacity as the sole shareholder and director of ATS Brand Sdn Bhd.
(3)	Based on a total of 2,318,679 shares of Common Stock outstanding as of March 14, 2024, as reported by the Issuer to the Reporting Person.

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Item 1(a).	Name of Issuer:

Nova LifeStyle Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6565 E. Washington Blvd., Commerce, CA, 90040

Item 2(a).	Name of Person Filings:

ATS Brand Sdn Bhd.

Ban Soon Hoe

Item 2(b).	Address of Principal Business Office, or, if none, Residence:
ATS Brand Sdn Bhd.

Address: 82-15-15, Jalan 2/116B, De Tropicana, Kuchai Entrepreneurs Park, Kuala Lumpur, Malaysia

58200.

Ban Soon Hoe

Address: 82-15-15, Jalan 2/116B, De Tropicana, Kuchai Entrepreneurs Park, Kuala Lumpur, Malaysia

58200.

Item 2(c).	Citizenship:

ATS Brand Sdn Bhd.: Malaysia Ban Soon Hoe: Malaysia
Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value.

Item 2(e).	CUSIP No.:

66979P300
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

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Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Amount beneficially owned	Percent of class (1)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
ATS Brand Sdn Bhd.	300,000	12.9%	300,000	0	300,000	0
Ban Soon Hoe (2)	300,000	12.9%	300,000	0	300,000	0

(1)	Based on a total of 2,318,679 shares of Common Stock outstanding as of March 14, 2024, as reported by the Issuer to the Reporting Person.
(2)	In his capacity as the sole shareholder and director of ATS Brand Sdn Bhd.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

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LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2024

ATS Brand Sdn Bhd.

By:	/s/ Ban Soon Hoe
Name:	Ban Soon Hoe
Title:	Director

Ban Soon Hoe

By:	/s/ Ban Soon Hoe
Name:	Ban Soon Hoe

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